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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          Image Sensing Systems, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  45244C 10 4
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                                 (CUSIP Number)


                             Panos G. Michalopoulos
                             500 Spruce Tree Centre
                            1600 University Ave. N.
                            St. Paul, MN 55104-3825
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 7, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45244C 10 4             13D                        PAGE  2 OF  5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Panos G. Michalopoulos
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,475,937 (includes 738,209 shares held directly by Panos
                    Michalopoulos, 360 shares held by son, as to which reporting person disclaims beneficial interest, and 737,368 shares
                    held directly by ex-wife, as to which reporting person has sole voting power but no dispositive power, and as to which reporting person disclaims beneficial interest)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    None
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    738,569 (includes 360 shares held by son, as to which
                    reporting person disclaims beneficial interest)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,475,937 (includes 360 shares held by son, as to which reporting person disclaims beneficial interest, and 737,368 shares held by ex-wife, as to which reporting person has sole voting power but no dispositive power and as to which reporting person disclaims beneficial interest)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.3% (includes 360 shares held by son, as to which reporting person disclaims beneficial interest, and 737,368 shares held by ex-wife, as to which reporting person has sole voting power but no dispositive power and as to which reporting person disclaims beneficial interest)
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                                                     Page 3 of 5

ITEM 1. SECURITY AND ISSUER

         Common Stock, $.01 par value

         Image Sensing Systems, Inc.
         500 Spruce Tree Centre
         1600 University Avenue North
         St. Paul, Minnesota  55104-3825

ITEM 2. IDENTITY AND BACKGROUND.

         (a)      Name: Panos G. Michalopoulos

         (b) Residence or Business Address: 500 Spruce Tree Centre, 1600 University Ave. N., St. Paul, MN 55104-3825

         (c) Present Principal Occupation: Director of Issuer; Professor, University of Minnesota

         (d)      Convictions in the last 5 years: None

         (e)      Securities law violations in the last 5 years: None

         (f)      Citizenship: USA



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All funds used for the original acquisition of the shares of the Issuer were personal investment funds and no sums were borrowed from any source to make these acquisitions.

ITEM 4. PURPOSE OF TRANSACTION

         Pursuant to a divorce decree dated June 7, 2000, the reporting person transferred 655,291 shares and options to purchase 57,000 shares to his ex-wife.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number of shares: 1,361,937 shares and the right to purchase 114,000 shares of Common Stock, $.01 par value
                  Percentage: 45.3%

         (b) Number of shares with sole voting power: 1,475,937; number of shares with sole dispositive power: 738,569

         (c)      N/A

         (d)      N/A

         (e)      N/A



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                                                                     Page 4 of 5



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the divorce decree, reporting person's ex-wife (Betty P. Papapanou) has agreed to vote 680,368 shares and shares receivable upon the exercise of 57,000 options received by her pursuant to the divorce decree and held in her name in accordance with the recommendations of the majority of the board of directors of Issuer, unless reporting person releases her from this obligation with respect to a specific proposal.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Portions of the divorce decree dated June 7, 2000, relating to the transfer and voting of shares